SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13E-3
(RULE 13E-100)
RULE 13E-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
(Amendment No. 4)
Renegy Holdings, Inc.

(Name of the Issuer)
Renegy Holdings, Inc.
Robert M. Worsley

(Name of Persons Filing Statement)
Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)
75845J 109

(CUSIP Number of Class of Securities)
Renegy Holdings, Inc.
3418 North Val Vista Drive
Mesa, Arizona 85213
(480) 556-5555

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
Communication on Behalf of Person(s) Filing Statement)
Copy To:
Christopher A. Van Tuyl, Esq.
Squire, Sanders & Dempsey L.L.P.
40 N. Central Avenue, Suite 2700
Phoenix, AZ 85004
(602) 528-4000
This statement is filed in connection with (check the appropriate box):
a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☑
Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$277,178	$10.90

*	Estimated maximum price to be paid in lieu of fractional shares of common stock to person who would hold less than one whole share of common stock of record after the proposed reverse stock split and based on an amount per share equal to the product obtained by multiplying (A) $0.74 by (B) the total number of shares of common stock owned by all such stockholders of record immediately prior to the reverse stock split.

**	Determined pursuant to Rule 0-11(b)(1) as $277,178 multiplied by 0.0000393.

☑	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. The filing fee of $10.33 was previously paid by Renegy Holdings, Inc. in connection with the Amendment 1 filing of this Schedule 13E-3, SEC Accession No. 0000950153-09-000157, on February 25, 2009. The filing fee of $0.57 was previously paid by Renegy Holdings, Inc. in connection with the Amendment 3 filing of this Schedule 13E-3, SEC Accession No. 0000950153-09-000185, on March 5, 2009.

INTRODUCTION
This Amendment No. 4 (this “Amendment”) amends and supplements the Rule 13E-3 Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission (the “SEC”) on January 21, 2009 (as amended to date, the “Schedule 13E-3”) by Renegy Holdings, Inc. (the “Company”) and Robert M. Worsley. Concurrently with the filing of Amendment No. 3 to the Schedule 13E-3 on March 5, 2009, the Company filed its Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”). The information contained in the Proxy Statement is incorporated herein by reference. This Amendment is being filed by the Company and Mr. Worsley pursuant to Rule 13e-3(d)(3) as a final amendment to the Schedule 13E-3 to report the results of the 1-for-2,000 reverse stock split (the “Reverse Stock Split”) followed immediately by a 2,000-for-1 forward stock split (the “Forward Stock Split”) of the Company’s common stock (collectively, the “Transaction”).
Stockholders holding shares of the Company’s common stock representing the required majority votes approved both the Reverse Stock Split and the Forward Stock Split at a special meeting of the Company’s stockholders held on March 27, 2009. On that same date, the Company filed Certificates of Amendment with the Secretary of State of the State of Delaware to effect both the Reverse Stock Split and the Forward Stock Split. As a result of the effectiveness of the Transaction, as of the close of business on March 27, 2009 (the “Effective Time”), (i) stockholders owning fewer than 2,000 shares of the Company’s common stock immediately prior to the Effective Time will receive cash at a price of $0.74 per share owned by such stockholders prior to the Effective Time and (ii) stockholders owning 2,000 or more shares of the Company’s common stock immediately prior to the Effective Time own the same number of shares of the Company’s common stock as they did immediately prior to the Effective Time.
Based on the information available to the Company, the Transaction reduced the number of record holders of the Company’s common stock to fewer than 300. The Company filed a Form 25 with the SEC on March 20, 2009 to terminate its listing on The NASDAQ Capital Market and terminate registration of the Company’s common stock under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company also filed a Form 15 with the SEC on March 30, 2009 to terminate registration of the Company’s common stock under Section 12(g) of the Exchange Act and suspend its reporting obligations thereunder. Upon the filing of the Form 15, the Company’s obligation to file periodic reports with the SEC, including annual reports on Form 10-K and quarterly reports on Form 10-Q, was suspended.

SIGNATURE

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RENEGY HOLDINGS, INC.
/s/ Robert M. Worsley
(Signature)

Robert M. Worsley, Chief Executive Officer
(Name and Title)

OTHER FILING PERSONS
/s/ Robert M. Worsley
Robert M. Worsley

Dated: March 30, 2009

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